October 12, 2020

Courtney Lindsay

Tim Buchmiller

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Global Cancer Technology, Inc.

Regulation A Offering Statement on Form 1-A

CIK No. 0001743261

Dear Ms. Lindsay and Mr. Buchmiller:

Global Cancer Technology, Inc. (the “Company”) has today filed the above-referenced Regulation A Offering Statement on Form 1-A (the “Offering Statement”). The Offering Statement was originally submitted on a non-public basis under Rule 252(d) on September 8, 2020 (File No. 024-11314). In response to the comments in your staff’s letter dated October 5, 2020, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in the comment letter:

Cover Page

1.	We note your disclosure that the primary offering will be conducted on a “best efforts” basis. Please revise your table to use the second table format in accordance with Item 1(e) of Part II of Form 1-A. Please also include all of the securities being offering in your table, including those being offered in the secondary offering.

RESPONSE: The table has been revised to follow the requirements of Item 1(e) of Part II of Form 1-A. Footnote (2) of the cover page has been updated to clarify that the negative value that appears in the table represents the Company’s decision to pay the selling commissions for selling shareholders. The paragraph that follows the footnotes has been expanded to make it clear that there is no minimum amount that must be raised and that the funds will not be escrowed.

1

Courtney Lindsay

Tim Buchmiller

October 9, 2020

The Company, page 1

2.	Please disclose in your summary that you currently have no marketable products. Specifically state that you do not have any products that have received regulatory approval to treat COVID-19.

RESPONSE: We have included disclosures on page 1 that state that the Company has no marketable products and that the Company has no products that have received regulatory approval to treat COVID-19.

3.	We note that on pages 22 and 23, you state that some of your products will require FDA approval in order to be brought to market. Please revise your Summary to include similar disclosures. In this regard, we note your disclosure that UCN – 01 is approved for patient testing. Please clarify if you have received clearance of an Investigational New Drug Application from the FDA for UCN – 01 or revise your disclosures as appropriate.

RESPONSE: Disclosures have been added to the summary that specifically states whether the technology requires FDA approval and the status of the Company’s efforts to obtain FDA approval. Disclosure surrounding UCN – 01 has been clarified to state that UCN – 01 has received FDA approval in the past, but that the Company’s modified UCN – 01 will require FDA approval.

Risks Affecting Us, page 2

4.	We note that on page 6, in the Risk Factor section, you disclose that your company has incurred significant losses which raised doubt about your ability to continue as a going concern, and that your ability to continue as a going concern is contingent upon obtaining funding from sales of your securities. Please expand your disclosure here to include a similar discussion.

RESPONSE: Language has been added in the Risks Affecting us section to disclose that we have incurred significant losses, which raises doubts about our ability to continue as a going concern.

Any future public trading market for our common stock will likely be volatile and will likely result in higher spreads in stock prices., page 9

5.	In an appropriate location, please provide a timeline or factors you will consider when deciding to apply for quotation of your common stock for quotation in the over-the-counter market. We note in this regard that you stated in your prior Regulation A offering statement, qualified on December 19, 2018, that you intended to apply for such quotation.

RESPONSE: We have added additional disclosures in the section labeled “Description of Securities” that outlines the Company’s plan to seek quotation on the over-the-counter market.

Procedures for Subscribing, page 14

6.	Please provide a link for the “designated website” that will be used for share subscription.

RESPONSE: We have updated this section to include the company’s URL.

Courtney Lindsay

Tim Buchmiller

October 9, 2020

Selling Stockholders, page 15

7.	We note that you disclose that the selling shareholders will offer their shares at a fixed price until such shares are quoted on the OTC Markets and thereafter at prices related to the prevailing market price. Please revise to clarify that the selling security holders will sell their shares pursuant to your Regulation A offering at a fixed price. At the market offerings are not permitted under Regulation A. Refer to Rule 251(d)(3)(ii) of Regulation A.

RESPONSE: We have updated this disclosure to make it clear that sales pursuant to the Regulation A will be conducted at fixed prices for selling shareholders. Updates have been made to the Cover Page and Selling Shareholder sections.

Use of Proceeds, page 17

8.	We note in your disclosure on page 20 that you anticipate using proceeds from your offering to make milestone payments. Please update your table to include this use of proceeds, if appropriate.

RESPONSE: The table has been updated to include the milestone payments.

NanoDrug Transport (to be a new subsidiary), page 20

9.	Please discuss the status of your development of treatments of COVID-19. State, if true, that you have no product candidates for the treatment of COVID-19. Please expand your disclosure to discuss the steps you will need to complete before marketing any treatments for COVID-19 and whether you anticipate having an approved candidate in the near term. Also discuss whether there are any approved treatments for COVID-19 using the therapies you describe.

RESPONSE: Additional disclosures have been added under Management’s Discussion and Analysis, as well as in the section referenced above to clarify that the Company has no currently available treatment for COVID-19. The sections have been updated to disclose that the treatment is in a conceptual stage and that the Company believes that its development of nanotechnology related to cancer treatment will be adaptable to treat COVID-19. Disclosures have been included to make it clear that the treatment will require FDA approval and that the Company will follow the same process of approval as outlined in its discussion of its cancer treatment. Disclosures have been added that state that the Company expects the treatment to take two years to develop. Disclosures have been added that state that the Company is not aware of any other treatments that use the same technology that the Company intends to adapt to treat COVID-19.

Liquidity and Capital Resources, page 32

10.	Please clarify whether, in your opinion, the proceeds from your offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months in order to implement your plan of operations. Refer to Item 9(c) to Part II of Form 1-A.

11.	RESPONSE: The Liquidity and Capital Resources page has been updated to include the disclosures required by Item 9(c) to Part II of Form 1-A. The paragraph now states that we believe the offering will raise sufficient funds for operations for the next six months. The paragraph also discloses that the Company will have to pursue additional funds if the offering does not raise at least

Courtney Lindsay

Tim Buchmiller

October 9, 2020

Other Revisions

Please note the change to the compensation paid to Dalmore Group, LLC. Form 1-A has been updated to show compensation in the amount of $208,302. Footnote one to the table on the cover page has been updated to remove a FINRA fee as compensation to Dalmore Group.

Please feel free to contact me if further information is required for this filing.

Sincerely,

/s/ Ronald N. Vance

Ronald N. Vance, Partner

cc: John Clark, CEO